Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2005		2004		2003

Earnings:
Loss from continuing operations	$(2,422,113)		$(3,157,403)		$(429,274)
Add: Fixed charges	10,179,407		2,752,814		1,197,280
Less: Capitalized interest	(478,591)		—		—

Earnings	$7,278,703		$(404,589)		$768,006

Fixed charges:
Interest expense	$9,344,890		$2,481,219		$1,188,050
Capitalized interest	478,591		—		—
Amortization of deferred financing fees	355,926		271,595		9,230

Fixed charges	$10,179,407		$2,752,814		$1,197,280

Ratio of Earnings to Fixed Charges(1) (2)	0.72	x	(0.15	)x(2)	0.64	x

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

(2)	The shortfall of earnings to fixed charges for the years ended December 31, 2005, 2004 and 2003 was $2,900,704, $3,157,403 and $429,274, respectively.